

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

Via E-mail
Matthew Neher
Chief Executive Officer
Greentech Mining International, Inc.
1840 Gateway Drive, Suite 200
Foster, CA 94404

> **Re: Greentech Mining International, Inc.**
> **Amendment No. 2 to Form 8-K Filed December 7, 2012**
> **Form 8-K Filed September 24, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 14, 2012**
> **File No. 000-54610**

Dear Mr. Neher:

      We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have further comments.

Amendment No. 2 to Form 8-K Filed December 7, 2012

1.   We note your response to comment 2 from the letter dated November 7, 2012. Additionally, we note your reference to the term commercial production that is used throughout your filing. As a company engaged or to be engaged in mining operations, the definitions of Industry Guide 7 are applicable and, as such, without a mineral reserve you must be in the exploration stage. Please revise your filing by removing references to production and clarifying that you will be an exploration stage company until you have established a proven or probable reserve.

Entry into a Material Definitive Agreement, page 3

2.   We reference the response to prior comment 3 that you will capitalize the initial $1 million payment under the Operating, Exploration and Option to Purchase Agreement and then expense the subsequent costs until reserves can be proven. Please tell us why you will capitalize the initial payment and expense the subsequent $2 million in payments. Tell us the accounting literature you consulted in arriving at your accounting treatment.

 Completion of Acquisition or Disposition of Assets, page 4

3.   Your revised disclosure about the amount of encumbrances does not address prior comment 6 that asked you to disclose the encumbrances that will be removed. Please revise to include the nature of the encumbrances.

Implications of being an Emerging Growth Company, page 5

4.   Please clarify your statement that you "have not taken advantage of these reduced reporting burdens." We note for example that you have not provided the disclosure mentioned in Regulation S-K Item 402(b).

Our Business, page 10

5.   We note your response to the third sentence of prior comment 8. Please tell us how you determined that "all forms required by Section 16 of the Exchange Act have been filed with the SEC." Your response should address whether any forms required by Section 16 were filed in connection with the transactions mentioned in your response to prior comment 8 and the transaction in which you issued 26,500,00 shares.

6.   Please disclose the substance of the first two sentences of your response to prior comment 10.

Overview, page 12

7.   Refer to your response to prior comment 13. Please reconcile your disclosure in the last paragraph on page 12 which states that your existing permit currently allows for commercial scale operations with your disclosure in the penultimate paragraph on page 25 which indicates that you must amend to provide commercial scale operations.

8.   We note your response to comment 14 from the letter dated November 7, 2012 and we are unable to locate all of the requested disclosure in your filing. Please provide a detailed response. We reissue the comment.

9.   Additionally, please provide a detailed description demonstrating the calculation of the 691,000 short tons of mineralized material referenced in your filing and a detailed map, or mine plan, indicating how this quantity of material would be mined from the given dimensions.

10.   As supplemental information and not as part of your filing, please provide us with the materials supporting your claim to mineralization on your property. This information should include all data associated with your Crescent Creek area including sampling, drilling, bulk density measurements, and any other information leading to the conclusion that your property has mineralization pursuant to section (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

11.   The definition of reserve under Industry Guide 7 is synonymous with the term ore. Please remove the term ore from your amendment.

12.   We note your response to prior comment 16. However, it does not appear that you revised the disclosure to clarify your reference to load and placer claims that now appears on page 14. Please clarify the significance to investors of load and placer claims.

13.   Please address in your filing the issues raised in prior comment 18. In this regard, if the property on which the claims exist is owned by the federal government, please say so clearly.

Metals Processing and Refining, page 25

14.   The paragraph under the picture on page 25 discloses that testing indicated recovery of gold and silver is possible. You response to prior comment 19 indicates that it is not known if any gold and silver can be extracted. Please reconcile.

Conflicts of Interest between the Company and its Officers and Directors, page 33

15.   We note your response to prior comment 23. However, your disclosure on page 33 about the conflict of interest of your CEO in allocating his time does not explain clearly the conflicts created by your CEO being the CEO of the companies that are the other parties to your operating, exploration and option to purchase agreement. Please revise your disclosure to explain the risk, such as the risk created when your CEO must address a dispute between the parties, decide whether a waiver or an amendment to the agreement is appropriate, or decide whether to exercise termination rights. Also, it is unclear why your reference to fiduciary duties is relevant to this risk factor given that it appears that

your CEO would have the same fiduciary duties to each company; please revise or advise.

Anti-takeover effects of certain provisions of Delaware law, page 39

16.   Please disclose the substance of your response to prior comment 27.

Plan of Operation, page 40

17.   We note your response to prior comment 31. We also note your disclosure on page 41 that the estimated cost "is a reflection of local costs for the type of work program planned." It is unclear why the costs for the program you plan would be identical to the costs for the other Accelerated Acquisitions mining company in which Timothy Neher is involved, particularly given the differences in the locations of the projects. Please advise, and provide us any support you have for your statements.

18.   Refer to your revisions in response to prior comment 32. Please tell us how the table on page 43 reflects the expenses mentioned in the penultimate paragraph on page 41. Also tell us whether you completed the intended work in 2012 as mentioned in the penultimate paragraph on page 41; if not, please tell us when and in what filing you intend to disclose the delay and the reasons for the delay.

Directors and Executive Officers, page 45

19.   Please tell us why your revisions in response to prior comment 36 do not mention Accelerated Acquisitions III, Inc. or Accelerated Acquisitions XIII, Inc.

Executive Compensation, page 47

20.   Please tell us why the description of the bonus payment here differs from the terms of the employment agreement you filed on September 14, 2012.

Certain Relationships and Related Transactions, page 48

21.   Please address that part of prior comment 38 which asked you to tell us the age of the claims and the plant.

22.   Please tell us where you revised the disclosure in this section in response to prior comment 39. It does not appear that you revised the filing to disclose the participation rights mentioned in that comment. Also, tell us where you revised the disclosure in response to prior comment 40 regarding expenses due to your founder.

Exhibits, page 50

23.   Please ensure that your exhibit index is accurate. For example, the exhibit 10.1 that you indicate is filed with this amendment is not the agreement that you describe in the exhibit index.

Form 8-K filed September 24, 2012

24.   We note your response to comment 42 from the letter dated November 7, 2012 and do not concur with your assessment. Only proven or probable reserves with demonstrated economic, legal, and geologic feasibility may be disclosed in filings with the United States Securities and Exchange Commission. We reissue the comment.

Form 10-Q for the quarterly period ended September 30, 2012

Condensed Balance Sheet, page 3

25.   Please tell us why you have not accrued any amounts payable to Greentech Mining, Inc. and Greentech Mining Utah, LLC under the Operating, Exploration and Option to Purchase Agreement as of September 30, 2012. We see that you signed the agreement and have the obligation to make payments as of September 17, 2012.

Plan of Operation, page 13

26.   Please tell us how your Plan of Operation disclosure reflects your response to prior comment 5 and your agreement mentioned in the Form 8-K that you filed on September 24, 2012. In this regard, please clarify what your rights are under that agreement. For example, do the payments in section 2 of the agreement merely provide you the right to make additional payments in an amount to be determined in the future if you exercise your purchase option? Can you conduct any activity on the property before you exercise your purchase option?

Going Concern, page 16

27.   Please disclose when the founder agreed to fund administrative operating expenses and disclose the material terms of the agreement. In addition, tell us where you filed the agreement as an exhibit.

Results of Operations, page 16

28.   Please expand the disclosure in the first paragraph on page 17 to identify the "reporting companies." Also tell us where your related-person transaction disclosure on page 48 of your December 7, 2012 Form 8-K amendment addresses the transactions mentioned in

that first paragraph on page 17 of your Form 10-Q, including the amount of the payments and any repayment terms.

Liquidity and Capital Resources, page 17

29.   Please reconcile the disclosure in the third paragraph of this section that $600,000 is due upon your securing $5 million in available cash with the provision in section 1(a) of exhibit B of the consulting agreement filed as exhibit 10.4 to your Form 8-K filed on June 29, 2012.

Exhibit 31.1

30.   In future filings please ensure that the title of the certifying officer is complete. Please refer to Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions on the financial statements and related matters or John Coleman at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Thomas E. Puzzo, Esq.